Exhibit 99.1

Calle La Colonia N° 150

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Lima, October 14, 2026

To

Superintendency of the Securities Market – SMV

Lima.-

Reference:     Disclosure of Material Event

Dear Sirs:

In accordance with the provisions of Article 30 of the Consolidated Text of the Securities Market Law and the Regulations on Material Facts and Reserved Information approved by SMV Resolution No. 005-2014-SMV/01, we hereby report the following:

Today, Cementos Pacasmayo S.A.A. (the “Company”) became aware of the valuation report issued by MSRA S.A.C. regarding the determination of the minimum price per share to be considered by Inversiones Aspi S.A.¹ in the Tender Offer for the voting shares issued by the Company (the “Tender Offer”).

Interested parties may access the aforementioned report through the website of the Superintendence of the Securities Market at the following links:

●	Valuation report:

https://www.smv.gob.pe/ConsultasP8/temp/MSRA%20SAC%20- %20Informe_de_valorizacion_CPAC%20-%2014.10.2026.pdf

●	Annexes https://www.smv.gob.pe/ConsultasP8/temp/Informe_de_valorizacion_CPAC%20- %20Anex14.10.2026.pdf

With nothing further to add, we remain yours truly.

CEMENTOS PACASMAYO S.A.A.

Jose Felix Villafuerte

Stock Market Representative